NATIONAL FINANCIAL PARTNERS	Stan Barton Executive Vice President General Counsel Chief Compliance Officer

	340 Madison Avenue 19th Floor New York, NY 10173
	phone	212.301.1022
	fax	212.301.1122
	sbarton@nfp.com

September 3, 2009

BY EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4720

100 F Street, NE

Washington, DC 20549

RE:	National Financial Partners Corp.
Registration Statement on Form S-3
Filed August 21, 2009
File No. 333-161481

Ladies and Gentlemen:

National Financial Partners Corp., a Delaware corporation (the “Company”), hereby requests, pursuant to Rule 461 under the Securities Act of 1933, as amended, that the effective date of the Registration Statement be accelerated to 4:00 p.m., Eastern Daylight Time, on September 8, 2009, or as soon thereafter as practicable.

We request that we be notified of such effectiveness by a telephone call to the undersigned at (212) 301-1022 and that such effectiveness also be confirmed in writing.

Acknowledgment

The Company acknowledges (i) should the Securities and Exchange Commission (the “Commission”) or the staff (the “Staff”) of the Commission, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Stancil E. Barton

Stancil E. Barton

Executive Vice President and General Counsel

cc:	Phyllis G. Korff, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, NY 10036

Richard B. Aftanas, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, NY 10036

Dwight S. Yoo, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, NY 10036